EXHIBIT 99.1

Satisfaction of Conditions Precedent for 20-year charter of MK II FLNG to Southern Energy in Argentina, confirming $8 billion EBITDA backlog before commodity exposure and inflationary adjustments

Hamilton, Bermuda – October 23, 2025- Golar LNG Limited (Nasdaq: “GLNG” or “Golar”) is pleased to announce today that all conditions precedent and customary closing conditions in connection with the 20-year charter of Golar’s 3.5MTPA MKII FLNG to Southern Energy S.A. (“SESA”) in Argentina have been satisfied. This milestone follows the execution of definitive agreements announced on May 2nd, 2025, and the Final Investment Decision announced on August 6th, 2025.

The 20-year charter of the MKII FLNG solidifies $8 billion of net earnings backlog over 20 years, equivalent to $400 million in annual EBITDA to Golar, before commodity exposure and inflationary adjustments. In addition, the charter agreement includes attractive commodity exposure both in the FLNG commodity tariff component and through Golar’s 10% shareholding in SESA. The MKII FLNG will be deployed in the Gulf of San Matías, offshore Argentina, where it will operate in proximity to the FLNG Hilli.

The MKII FLNG, with a nameplate capacity of 3.5 MTPA, is currently undergoing conversion at CIMC Raffles Shipyard in Yantai, China. The unit is on schedule for delivery by year end 2027, with operations expected to commence in 2028. The total conversion budget is approximately $2.2 billion of which $1.0 billion has been spent to date, all capital expenditures funded through equity.

The project has received all key governmental approvals, including an unrestricted 30-year LNG export authorization in Argentina, and qualification as Strategic Investment under the Large Investments Incentive Regime (“RIGI”).

Golar’s CEO, Karl Fredrik Staubo commented: “Following today’s confirmation of the 20-year charter for the MKII FLNG in Argentina, each of Golar’s three existing FLNGs now holds 20 years of earnings visibility, representing a combined EBITDA backlog of $17 billion before attractive commodity exposure. We look forward to starting operations in Argentina and to continue the strong partnership with SESA and its shareholders.

Now that our existing fleet is fully contracted for the next 20+ years, we will increase our focus on new FLNG growth opportunities. Golar’s position as the only proven provider of FLNG as a service enables us to drive value for all stakeholders through attractive gas monetization solutions.”

FORWARD LOOKING STATEMENTS
This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “subject to” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act